# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Lithium Corporation, CIK 0001540684
CUSIP: 105861306
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: RUA ANTONIO de ALBUQUERQUE, 156 - 17TH FLOOR, BELO HORIZONTE, MINAS GERAIS, Brazil (D5), 30112-010
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0000067099
Persons authorized to receive notices and communications: Ryo Shibuya, Mitsui & Co., Ltd, 2-1, Otemachi 1-chome, Chiyoda-ku Tokyo, Japan (M0), 100-8631, 81-90-6379-3009

## Reporting persons
- Mitsui & Co., Ltd. (CIK 0000067099): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 2,068,089; shared voting power 0; sole dispositive power 2,068,089; shared dispositive power 0; aggregate amount beneficially owned 2,068,089 (7.3% of the class)
  Comment: Note to Row 13: Calculated based on the 28,205,239 shares of the common stock, par value $0.001 per share, of Atlas Lithium Corporation (the "Issuer") outstanding as of April 17, 2025, as provided by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Atlas Lithium Corporation
Address of issuer's principal executive offices: RUA ANTONIO de ALBUQUERQUE, 156 - 17TH FLOOR, BELO HORIZONTE, MINAS GERAIS, Brazil (D5), 30112-010
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on April 10, 2024 (the "Schedule 13D") and relates to the common stock, par value $0.001 per share (the "Common Stock") of Atlas Lithium Corporation ("Atlas"), a Nevada corporation. This Amendment is filed to report a decrease in the percentage of Common Stock beneficially owned by the Reporting Person resulting from passive increases in the number of shares of Common Stock outstanding over time. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: The information set forth in Annex A hereof is incorporated by reference into this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 9, 2026, the Reporting Person acquired from the Issuer 196,839 shares of Common Stock in connection with certain services provided by the Reporting Person to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person on the cover page of this Statement on Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person on the cover page of this Statement on Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 hereof, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person or, to the Reporting Person's knowledge, any person named in Annex A.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4 Power of Attorney, dated April 14, 2026.
Exhibit 5 Annex A

## Signatures
- Mitsui & Co., Ltd.: /s/ Toru Kojima, Toru Kojima, Attorney-in-Fact* (04/29/2026)
Comment: * Duly authorized under Power of Attorney filed as Exhibit 4 hereto.